UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1 )*
nFinanSe Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
65338C 10 9
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]                 Rule 13d-1(b)

[X ]                 Rule 13d-1(c)

[   ]                 Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP NO. 65338C 10 9

1.	Names of Reporting Persons
5 Star Partnership, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ___________ (b) ____X______

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0
	6.	Shared Voting Power
1,016,124*
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
1,016,124*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,016,124*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
9.9*

12.	Type of Reporting Person (See Instructions)
PN

* Percentage is based on 9,542,887 shares of common stock of nFinanSe Inc. outstanding as of February 11, 2010, based on information supplied by the Issuer.

Schedule 13G/A

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1.	Names of Reporting Persons
1162 Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ___________ (b) ____X______

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
0
	6.	Shared Voting Power
1,016,124*
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
1,016,124*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,016,124*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
9.9*

12.	Type of Reporting Person (See Instructions)
OO

* Percentage is based on 9,542,887 shares of common stock of nFinanSe Inc. outstanding as of February 11, 2010, based on information supplied by the Issuer.

Schedule 13G/A

CUSIP NO. 65338C 10 9

1.	Names of Reporting Persons
Donald A. Harris

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __________ (b) __________

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
48,060
	6.	Shared Voting Power
968,745*
	7.	Sole Dispositive Power
48,060
	8.	Shared Dispositive Power
968,745*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,016,805*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
9.9*

12.	Type of Reporting Person (See Instructions)
IN

* Percentage is based on 9,542,887 shares of common stock of nFinanSe Inc. outstanding as of February 11, 2010, based on information supplied by the Issuer.

Schedule 13G/A

CUSIP NO. 65338C 10 9

Reference is hereby made to that statement on Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) by the reporting persons on February 12, 2010 (the “Original Schedule 13G”).  The following items of the Original Schedule 13G are amended and restated as set forth in this amendment (with the “Original Schedule 13D” and, as amended by this amendment, the “Schedule 13D”).

Item 1.

(a)       Name of Issuer:

nFinanSe Inc. (the “Issuer”)

(b)       Address of Issuer's Principal Executive Offices:

3923 Coconut Palm Drive
Suite 107
Tampa, FL  33619
Item 2.

(a)       Name of Person Filing:

5 Star Partnership, L.P. (“5 Star”), 1162 Management, LLC, a Texas limited liability company (“Management”) and Donald A. Harris (“Harris” and, together with 5 Star and Management, the “Reporting Persons”).  Management is the general partner of 5 Star, and Harris is the president and control person of Management.

(b)       Address of Principal Business Office, if none, Residence:

Each Reporting Person:
729 Harrison Road
Villanova, Pennsylvania 19085

(c)       Citizenship:

5 Star                                           Texas
Management:                             Texas
Harris                                           United States

(d)       Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)       CUSIP Number:

65338C 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

Schedule 13G/A

CUSIP NO. 65338C 10 9

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with §240.13d-(b)(1)(ii)(K).

Not applicable.

Item 4.                             Ownership

This Schedule 13G relates to shares of common stock of the Issuer owned beneficially by: (1) 5 Star, (2) Management and (3) Harris.  As president of Management, the general partner of 5 Star, Harris has sole voting and dispositive power of the securities held by 5 Star and Management.  Harris disclaims beneficial ownership of the securities held by 5 Star and Management except for his pecuniary interest therein.   The percentages set forth in this Schedule 13G are based upon the total number of shares of the Issuer’s common stock outstanding of 9,542,887 shares based on information provided by the Issuer.

(a)           Amount beneficially owned:

(1)           5 Star:                                 1,016,124 shares
(2)           Management:                    1,016,124 shares
(3)           Harris:                                 1,016,805 shares

(b)           Percent of Class:

(1)           5 Star:                                  9.9%
(2)           Management:                     9.9%
(3)           Harris:                                  9.9%

(c)           Number of Shares as to which the person has:

i.           Sole power to vote or to direct the vote:

(1)           5 Star:                   0 shares
(2)           Management:      0 shares
(3)           Harris:                  48,060 shares

Schedule 13G/A

CUSIP NO. 65338C 10 9

ii.           Shared power to vote or to direct the vote:

(1)           5 Star:                      1,016,124 shares
(2)           Management:         1,016,124 shares
(3)           Harris:                      968,745 shares

iii.           Sole power to dispose or to direct the disposition of:

(1)           5 Star:                      0 shares
(2)           Management:         0 shares
(3)           Harris:                      48,060 shares

iv.           Shared power to dispose or to direct the disposition of:

(1)           5 Star:                        1,016,124 shares
(2)           Management:           1,016,124 shares
(3)           Harris:                        968,745 shares

The shares of the Issuer’s common stock reported in this Schedule 13G as being owned beneficially by 5 Star, Management and Harris include shares of the Issuer’s preferred stock (the “Preferred Stock”), which are convertible into shares of the Issuer’s common stock, and shares of the Issuer’s common stock issuable upon exercise of warrants to purchase shares of the Issuer’s common stock (the “Warrants”).  The terms of the Preferred Stock and the Warrants include provisions that limit their conversion or exercise, as applicable, under certain circumstances, generally relating to the percentage of shares of the Issuer’s common stock owned beneficially by the holder thereof.

As reported in this Schedule 13G,  the beneficial ownership of 5 Star, Management and Harris includes 724,158 shares, 724,158 shares and 724,839 shares of the Issuer’s common stock issuable to 5 Star, Management and Harris, respectively, upon conversion of the Preferred Stock.  In addition, as reported in this Schedule 13G, the beneficial ownership of 5 Star, Management and Harris does not include 451,762 shares, 451,762 shares and  499,141 shares of the Issuer’s common stock issuable to 5 Star, Management and Harris, respectively, upon conversion of the Preferred Stock and the beneficial ownership of 5 Star, Management and Harris does not include 1,655,086 shares, 1,655,086 shares, and 1,703,146 shares of the Issuer’s common stock which 5 Star, Management and Harris, respectively, have the right to acquire upon exercise of the Warrants, but cannot currently be acquired as a result of the aforementioned limitations on conversion or exercise, as applicable.

Item 5.                Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [   ]

Item 6.                Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Schedule 13G/A

CUSIP NO. 65338C 10 9

Item 8.                Identification and Classification of Member of the Group

Not applicable.

Item 9.                Notice of Dissolution of Group

Not applicable.

Item 10.              Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G/A

CUSIP NO. 65338C 10 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	5 STAR PARTNERSHIP, L.P.
	By:	1162 MANAGEMENT, LLC, its General Partner

		By:	/s/ Donald A. Harris
		Name:	Donald A. Harris
		Title:	President

Date: February 16, 2010	1162 MANAGEMENT, LLC

	By:	/s/ Donald A. Harris
	Name:	Donald A. Harris
	Title:	President

Date: February 16, 2010	DONALD A. HARRIS

	By:	/s/ Donald A. Harris

Schedule 13G/A

CUSIP NO. 65338C 10 9

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under Section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, each of the undersigned hereby constitute and appoint Donald A. Harris as its true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with Section 13(d) and Section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Date: February 12, 2010	5 STAR PARTNERSHIP, L.P.
	By:	1162 MANAGEMENT, LLC, its General Partner

		By:	/s/ Donald A. Harris
		Name:	Donald A. Harris
		Title:	President

Date: February 12, 2010	1162 MANAGEMENT, LLC

	By:	/s/ Donald A. Harris
	Name:	Donald A. Harris
	Title:	President

Date: February 12, 2010	DONALD A. HARRIS

	By:	/s/ Donald A. Harris